The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-133035
SUBJECT TO COMPLETION, DATED APRIL 6, 2006
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 6, 2006)

ConocoPhillips	ConocoPhillips Australia
Funding Company
$1,000,000,000 Floating Rate Notes due , 2007 fully and unconditionally guaranteed by ConocoPhillips Company	$1,000,000,000 Floating Rate Notes due , 2009 $1,000,000,000 % Notes due 2013 fully and unconditionally guaranteed by ConocoPhillips and ConocoPhillips Company

      ConocoPhillips will pay interest on the 2007 notes and ConocoPhillips Australia Funding Company will pay interest on the 2009 notes on                     ,                     ,                     and                     of each year, beginning on                     , 2006. ConocoPhillips Australia Funding Company will pay interest on the 2013 notes semiannually on                     and                     of each year, beginning                     , 2006. ConocoPhillips may not redeem the 2007 notes prior to maturity on                     , 2007. ConocoPhillips Australia Funding Company may redeem some or all of the 2009 notes at any time on or after                     , 2007 at a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date. ConocoPhillips Australia Funding Company may redeem some or all of the 2013 notes at any time for an amount equal to 100% of the principal amount of the notes redeemed plus a make-whole premium plus accrued but unpaid interest to the redemption date. The redemption amount is described beginning on page S-12 of this prospectus supplement. We use the term “notes” to refer to all three series of notes collectively.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to		Underwriting		Proceeds to
	Public(1)		Discount		Issuer(1)

Per 2007 Note		%		%		%
Total	$		$		$
Per 2009 Note		%		%		%
Total	$		$		$
Per 2013 Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest from , 2006, if settlement occurs after that date.
      Delivery of the notes in book-entry form only will be made through The Depository Trust Company on or about                     , 2006, against payment in immediately available funds.

Joint Book-Running Managers

Citigroup	RBS Greenwich Capital

Banc of America Securities LLC	Barclays Capital
                    , 2006

      You should rely only on the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are offering to sell the notes only in places where sales are permitted. You should assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

      Unless we state otherwise, all references in this prospectus supplement and the accompanying prospectus to “dollars” or “$” are to the currency of the United States of America.

SUMMARY
      This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, in their entirety before making an investment decision.
      In this prospectus supplement and the accompanying prospectus, we refer to ConocoPhillips, its wholly owned and majority owned subsidiaries (including ConocoPhillips Company and ConocoPhillips Australia Funding Company) and its ownership interest in equity affiliates as “we” or “ConocoPhillips,” unless the context clearly indicates otherwise. Our ownership interest in equity affiliates includes corporate entities, partnerships, limited liability companies and other ventures in which we exert significant influence by virtue of our ownership interest, which is typically between 20% and 50%.
      The terms “2007 notes” and “ConocoPhillips notes” refer to the Floating Rate Notes due                     , 2007 issued by ConocoPhillips. The terms “2009 notes” and “2013 notes” refer to the Floating Rate Notes due                     , 2009 and the           % Notes due 2013 issued by ConocoPhillips Australia Funding Company, and the term “Funding notes” refers to the 2009 notes and the 2013 notes collectively. The term “notes” refers to all three series of notes collectively.
About ConocoPhillips
      ConocoPhillips is an international, integrated energy company. Headquartered in Houston, Texas, ConocoPhillips, operating in more than 40 countries, had approximately 35,600 employees worldwide and assets of $107 billion as of December 31, 2005. ConocoPhillips has four core activities worldwide: petroleum exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. In addition, ConocoPhillips is investing in several emerging businesses: fuels technology, gas-to-liquids, power generation and emerging technologies.
About ConocoPhillips Company and ConocoPhillips Australia Funding Company
      ConocoPhillips Company is a direct wholly owned operating subsidiary of ConocoPhillips. ConocoPhillips Australia Funding Company is a direct wholly owned special purpose finance subsidiary of ConocoPhillips Australia Gas Holdings Pty Ltd (itself an indirect wholly owned subsidiary of ConocoPhillips) that engages solely in financing activities to raise funds for the business operations of ConocoPhillips Australia Gas Holdings Pty Ltd and its subsidiaries. In this prospectus supplement, we refer to ConocoPhillips Company as “CPCo” and to ConocoPhillips Australia Funding Company as “Funding.”
Recent Developments
      On March 31, 2006, we completed our acquisition of Burlington Resources Inc. for approximately $17.5 billion in cash and 271 million shares of ConocoPhillips common stock. We arranged two $7.5 billion bridge credit agreements to finance the cash portion of the purchase price and assumed approximately $4.3 billion of long-term debt.
      Prior to its acquisition by ConocoPhillips, Burlington Resources was an independent oil and natural gas exploration and production company, with a focus on natural gas, long-life reserves, strong cash flow generation throughout the business cycle, and expertise in managing large-scale development programs and maximizing recovery from geologically complex reservoirs. Burlington Resources had assembled an international portfolio offering a combination of current production growth and long-term potential, and employed more than 2,400 people, with major offices located in Calgary, Alberta; London, England; Farmington, New Mexico; Midland, Texas; Houston, Texas and Fort Worth, Texas. Burlington Resources

had total assets of $19 billion as of December 31, 2005. Please read “Summary Unaudited Pro Forma Combined Financial Data” included in this prospectus supplement and the unaudited pro forma financial statements and related notes included in the amendment to ConocoPhillips’ Current Report on Form 8-K/A as filed with the SEC on April 3, 2006.
The Offering

Securities Offered	$1,000 million principal amount of Floating Rate Notes due , 2007 of ConocoPhillips

$1,000 million principal amount of Floating Rate Notes due , 2009 of Funding

$1,000 million principal amount of % Notes due 2013 of Funding

Guarantees	CPCo will fully and unconditionally guarantee on a senior unsecured basis the due and punctual payment of the principal of and any premium and interest on the ConocoPhillips notes when and as it becomes due and payable, whether at maturity or otherwise.

ConocoPhillips and CPCo will jointly and severally, fully and unconditionally guarantee on a senior unsecured basis the due and punctual payment of the principal of and any premium and interest on the Funding notes when and as it becomes due and payable, whether at maturity or otherwise.

Maturity Dates	, 2007 for the 2007 notes

, 2009 for the 2009 notes

, 2013 for the 2013 notes

Interest Payment Dates	, , and of each year, commencing , 2006 for the 2007 notes and the 2009 notes and of each year, commencing , 2006 for the 2013 notes

Optional Redemption	ConocoPhillips may not redeem the 2007 notes prior to maturity.

Funding may redeem any or all of the 2009 notes at any time on or after , 2007 in principal amounts of $1,000 or any integral multiple of $1,000. Funding will pay an amount equal to the principal amount of notes redeemed plus accrued but unpaid interest to the redemption date. Funding may redeem any or all of the 2013 notes at any time in principal amounts of $1,000 or any integral multiple of $1,000. Funding will pay an amount equal to the principal amount of notes redeemed plus a make-whole premium. Funding will also pay accrued but unpaid interest to the redemption date. Please read “Description of the Notes — Redemption.”

Ranking	The ConocoPhillips notes will constitute senior unsecured debt of ConocoPhillips and will rank:

• equally with its senior unsecured debt from time to time outstanding, including its guarantees of the debt of CPCo and of the Funding notes;

• senior to its subordinated debt from time to time outstanding; and

• effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries other than CPCo and Funding from time to time outstanding.

The Funding notes will constitute senior unsecured debt of Funding and will rank equally with its senior unsecured debt from time to time outstanding.

Covenants	We will issue the notes under indentures containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

• incur debt secured by liens;

• engage in sale/leaseback transactions; and

• merge, consolidate or transfer all or substantially all of our assets.

Lack of a Public Market for the Notes	There are no existing trading markets for the notes, and there can be no assurance regarding:

• any future development or liquidity of a trading market for any series of notes;

• your ability to sell your notes at all; or

• the prices at which you may be able to sell your notes.

Future trading prices of the notes will depend on many factors, including:

• prevailing interest rates;

• our operating results and financial condition; and

• the markets for similar securities.

We do not currently intend to apply for the listing of any series of notes on any securities exchange or for quotation of the notes in any dealer quotation system.

Use of Proceeds	We intend to use the net proceeds to ConocoPhillips from the issuance of the ConocoPhillips notes to repay a portion of our debt under the bridge credit agreements entered into to fund our March 2006 acquisition of Burlington Resources. The net proceeds to Funding from the issuance of the Funding notes will be lent to Funding’s parent company, ConocoPhillips Australia Gas Holdings Pty Ltd, which will use the proceeds of this intercompany loan to repay other intercompany debt. The proceeds resulting from this intercompany debt payment will also be used to repay a portion of our debt under the bridge credit agreements. We expect that the aggregate debt repayment under the bridge credit agreements with the proceeds from this offering will total $2,990 million.

Further Issues	The 2007 notes will be limited initially to $1.0 billion in principal amount, the 2009 notes will be limited initially to $1.0 billion in principal amount, and the 2013 notes will be limited initially to $1.0 billion in principal amount. We may, however, “re-open” each series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders.

Governing Law	The notes will be governed by, and construed in accordance with, the laws of the State of New York.
Summary Unaudited Pro Forma Combined Financial Data
      We have provided in the table below summary unaudited pro forma combined financial data to illustrate the estimated effect of the acquisition of Burlington Resources on ConocoPhillips under the purchase method of accounting. The data have been derived from, and should be read together with, the unaudited pro forma combined financial statements and related notes incorporated by reference in this prospectus supplement and accompanying prospectus to the amendment to ConocoPhillips’ Current Report on Form 8-K/ A as filed with the SEC on April 3, 2006. The unaudited pro forma combined balance sheet data assume that the transaction was consummated on December 31, 2005. The unaudited pro forma combined statement of income data assume that the transaction was consummated on January 1, 2005.
      The summary unaudited pro forma combined financial data do not purport to represent what the results of operations or financial position of ConocoPhillips would actually have been if the acquisition had in fact occurred on such dates or to project the results of operations or financial position of ConocoPhillips for any future date or period.

Year Ended
December 31,
2005

(In millions)
Statement of Income Data:
Sales and other operating revenues	$186,227
Income from continuing operations	15,103

At December 31,
2005

(In millions)
Balance Sheet Data:
Total assets	$153,775
Long-term debt	28,050

Summary Historical Financial Data
      We have provided in the tables below summary consolidated historical financial data of ConocoPhillips and Burlington Resources. We have derived the statement of income data for each of the years in the three-year period ended December 31, 2005, and the historical balance sheet data as of December 31, 2005, 2004 and 2003 from audited consolidated financial statements of ConocoPhillips and Burlington Resources. You should read the following financial data in conjunction with the unaudited pro forma combined financial statements and related notes, the consolidated financial statements and related notes and the other financial information that we have incorporated by reference in this prospectus supplement and accompanying prospectus.
Summary Consolidated Historical Financial Data of ConocoPhillips

	Years Ended December 31,

	2005	2004	2003

	(In millions)
Statement of Income Data:
Sales and other operating revenues	$179,442	$135,076	$104,246
Income from continuing operations	13,640	8,107	4,593
Net income	13,529	8,129	4,735
Other Data:
Cash provided by operating activities	17,628	11,959	9,356
Cash used in investing activities	11,016	7,778	3,498
Cash used in financing activities	5,684	3,399	5,699
Capital expenditures and investments, including dry hole costs	11,620	9,496	6,169
Balance Sheet Data (at end of period):
Total assets	106,999	92,861	82,455
Long-term debt	10,758	14,370	16,340
Summary Consolidated Historical Financial Data of Burlington Resources

	Years Ended December 31,

	2005	2004	2003

	(In millions)
Statement of Income Data:
Revenues	$7,587	$5,618	$4,311
Net income	2,710	1,527	1,201
Other Data:
Cash provided by operating activities	4,536	3,436	2,539
Cash used in investing activities	2,286	1,607	1,895
Cash used in financing activities	985	488	391
Capital expenditures and investments	2,469	1,582	1,899
Balance Sheet Data (at end of period):
Total assets	19,225	15,744	12,995
Long-term debt	3,893	3,887	3,873

USE OF PROCEEDS
      We expect the net proceeds from the offering of the notes to be approximately $2,990 million, after deducting underwriting discounts and estimated expenses of the offering that we will pay. We intend to use the net proceeds to ConocoPhillips from the issuance of the ConocoPhillips notes to repay a portion of our debt under our bridge credit agreements with various lenders dated March 15, 2006, which were entered into to fund a portion of the cash purchase price of our March 2006 acquisition of Burlington Resources. The net proceeds to Funding from the issuance of the Funding notes will be lent to Funding’s parent company, ConocoPhillips Australia Gas Holdings Pty Ltd, which will use the proceeds of this intercompany loan to repay other intercompany debt. The proceeds resulting from this intercompany debt payment will also be used to repay a portion of our debt under the bridge credit agreements. We expect that the aggregate debt repayment under the bridge credit agreements with the proceeds from this offering will total $2,990 million.
      Borrowings under these bridge credit agreements are due and payable in full on or before March 30, 2007. At the election of ConocoPhillips, loans under the credit agreements may be eurodollar loans, reference rate loans or a combination of the two. The initial eurodollar loans bear interest as calculated by reference to a standard rate for overnight deposits in dollars, plus an applicable margin based on ConocoPhillips’ senior credit rating. Subsequent eurodollar loans bear interest at a rate calculated per annum based on LIBOR plus such applicable margin. Reference rate loans bear interest at the higher of (1) the Federal funds rate plus 1/2 of 1% or (2) the fluctuating daily rate of interest publicly announced by certain lender parties from time to time as their prime rate. As of March 31, 2006, $15.0 billion of eurodollar loans were outstanding under the bridge credit agreements, with an interest rate of 5.1375%. Some of the lenders under these bridge credit agreements are affiliates of the underwriters.

CAPITALIZATION
      We have provided in the table below, as of December 31, 2005, our consolidated capitalization (1) on a historical basis, (2) on a pro forma basis giving effect to our acquisition of Burlington Resources as if that acquisition had occurred on December 31, 2005, as reflected in the unaudited pro forma financial statements and related notes included in the amendment to our Current Report on Form 8-K/ A as filed with the SEC on April 3, 2006, and (3) as further adjusted to give effect to the issuance of the notes and the application of the net proceeds from that issuance as described in “Use of Proceeds.”

	December 31, 2005

			Pro Forma
	Historical	Pro Forma	As Adjusted

	(In millions)
Short-term debt:
Notes payable and long-term debt due within one year	$1,758	$1,760	$1,760

Long-term debt:
Floating Rate Notes due , 2007	—	—	1,000
Floating Rate Notes due , 2009	—	—	1,000
% Notes due 2013	—	—	1,000
Other long-term debt	10,758	28,050	25,060

Total long-term debt	10,758	28,050	28,060

Minority interests	1,209	1,209	1,209

Total common stockholders’ equity	52,731	69,163	69,163

Total capitalization	$66,456	$100,182	$100,192

DESCRIPTION OF THE NOTES
      We have summarized selected provisions of each series of the notes below. The ConocoPhillips notes will be issued under the senior indenture, dated as of October 9, 2002, among ConocoPhillips, as issuer, CPCo, as guarantor, and The Bank of New York Trust Company, N.A., as trustee. The Funding notes will be issued under an indenture to be entered into among Funding, as issuer, ConocoPhillips and CPCo, as guarantors, and U.S. Bank National Association, as trustee. Each series of the notes is a separate series of debt securities of ConocoPhillips or Funding described in the accompanying prospectus, and this summary supplements that description. We urge you to read that description for provisions that may be important to you.
      In this summary description of the notes, unless we state otherwise or the context clearly indicates otherwise, all references to ConocoPhillips mean ConocoPhillips only, all references to CPCo mean ConocoPhillips Company only and all references to Funding mean ConocoPhillips Australia Funding Company only.
General
      The 2007 notes, which will mature on                     , 2007, and the 2009 notes, which will mature on                     , 2009, will bear interest at a floating rate as described below under “— Interest on the Floating Rate Notes.” ConocoPhillips will pay interest on the 2007 notes and Funding will pay interest on the 2009 notes quarterly on                     ,                     ,                     and                     of each year. The 2013 notes will mature on                     , 2013 and will bear interest at      % per year. Funding will pay interest on the 2013 notes semiannually on                     and                     of each year, commencing                     , 2006. Interest on the notes of each series will accrue from                     , 2006. In respect of each series of notes issued by it, ConocoPhillips and Funding:

•	will pay interest to the person in whose name a note is registered at the close of business on (1) the , , and preceding the interest payment date with respect to the 2007 notes and the 2009 notes and (2) the or preceding the interest payment date with respect to the 2013 notes;

•	will compute interest on the 2007 notes and the 2009 notes on the basis of a 360-day year and the actual number of days elapsed;

•	will compute interest on the 2013 notes on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee and any paying agent; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.
      ConocoPhillips and Funding will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. The notes will not be subject to any sinking fund or mandatory redemption provisions.
      The 2007 notes will be limited initially to $1.0 billion in principal amount, the 2009 notes will be limited initially to $1.0 billion in principal amount, and the 2013 notes will be limited initially to $1.0 billion in principal amount. We may, however, “re-open” each series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders. We may re-open a series of notes only if the additional notes issued will be fungible with the original notes of the series for United States federal income tax purposes.
Interest on the Floating Rate Notes
      Interest on the 2007 notes and the 2009 notes will accrue from and including                     , 2006, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the note by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from                     , 2006, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.
      The interest rate on the 2007 notes and the 2009 notes will be calculated by the calculation agent appointed by us, initially The Bank of New York for the 2007 notes and U.S. Bank for the 2009 notes, and will be equal to LIBOR plus      % on the 2007 notes and LIBOR plus      % on the 2009 notes. The calculation agent will reset the interest rate on each interest payment date and on                     , 2006, each of which we refer to as an “interest reset date.” The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.
      If an interest payment date and an interest reset date for the 2007 notes or the 2009 notes (other than an interest payment date at maturity) falls on a day that is not a business day, that interest payment date and an interest reset date will be postponed to the following business day, except that if the following business day is in the following calendar month, that interest payment date and an interest reset date will be the preceding business day.
      When we use the term “business day,” we mean any day on which dealings in United States dollars are transacted in the London interbank market (a “London business day”), except a Saturday, a Sunday or a legal holiday in The City of New York on which banking institutions are authorized or obligated by law, regulation or executive order to close.
      “LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(a) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears, LIBOR for that interest determination date will be determined in accordance with the provisions described in (b) below.

(b) With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (a) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent (after consultation with us), to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount equal to an amount not less than U.S. $1,000,000 that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent (after consultation with us) for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in that market at that time. If, however, the banks selected by the calculation agent are not providing quotations in the manner described by the previous sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

      “Telerate Page 3750” means the display page designated as “Page 3750” on Moneyline Telerate, Inc., or any successor service or services as may be nominated by the British Bankers’ Association, for the purpose of displaying the London interbank rates of major banks for United States dollars.
      All percentages resulting from any calculation of the interest rate on the notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or ..0987655)), and all dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and us.
      The interest rate on the 2007 notes and the 2009 notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.
      So long as any of the 2007 notes or 2009 notes remains outstanding, there will at all times be a calculation agent. Initially, The Bank of New York will act as calculation agent. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the notes for any interest period, we will appoint another leading commercial or investment bank engaged in the London interbank market to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed.
Redemption
      The 2007 notes will not be redeemable by ConocoPhillips prior to maturity. The 2009 notes will be redeemable at Funding’s option, in whole or in part, at any time and from time to time on or after                     , 2007, in principal amounts of $1,000 or any integral multiple of $1,000 at a redemption price equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date. The 2013 notes will be redeemable at Funding’s option, in whole or in part, at any time and from time to time, in principal amounts of $1,000 or any integral multiple of $1,000 for an amount equal to:

•	100% of the principal amount of the notes of that series to be redeemed; and

•	a premium equal to the amount, if any, by which the sum of the present values of the Remaining Scheduled Payments on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points exceeds the principal amount of the notes to be redeemed.
In each case, Funding will pay accrued but unpaid interest to the redemption date.
      “Treasury Rate” means the rate per year equal to:

•	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that if no maturity is within three months before or after the maturity date for the applicable series of notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis rounding to the nearest month; or

•	if that release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third business day preceding the redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes. “Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint.
      “Comparable Treasury Price” means (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all quotations obtained.
      “Reference Treasury Dealer” means each of Citigroup Global Markets Inc. (and its successors), Greenwich Capital Markets, Inc. (and its successors), Banc of America Securities LLC (and its successors) and Barclays Capital Inc. (and its successors). If, however, any of them shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.
      “Remaining Scheduled Payments” means the remaining scheduled payments of the principal of and interest on each note to be redeemed that would be due after the related redemption date but for such redemption. If the redemption date is not an interest payment date with respect to the note being redeemed, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued thereon to that redemption date.
      We will mail notice of a redemption not less than 30 days nor more than 60 days before the redemption date to holders of notes to be redeemed.
      If Funding redeems less than all the notes of a series, the trustee will select the particular notes of the series to be redeemed pro rata, by lot or by another method the trustee deems fair and appropriate. Unless there is a default in payment of the redemption amount, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.
      Except as described above, the Funding notes will not be redeemable by Funding prior to maturity and will not be entitled to the benefit of any sinking fund.
Ranking
      The ConocoPhillips notes will constitute senior debt of ConocoPhillips and will rank equally with each other series of notes and with ConocoPhillips’ other senior unsecured debt from time to time outstanding, including its guarantees of the debt of CPCo and the Funding notes; senior to its subordinated debt from time to time outstanding; and effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries other than CPCo and Funding from time to time outstanding. Each series of Funding notes will constitute senior debt of Funding and will rank equally with the other series of Funding notes and with Funding’s other senior unsecured debt from time to time outstanding.
      As of December 31, 2005, on a pro forma basis giving effect to the acquisition of Burlington Resources, and as further adjusted to give effect to the issuance of the notes and the application of all the net proceeds to repay debt outstanding under the bridge credit agreements described under “Use of Proceeds,” ConocoPhillips would have had an aggregate of $28 billion of consolidated long-term debt. Approximately $20 billion would have ranked equally in right of payment with the notes, including the guarantees of the Funding notes. Approximately $5 billion would have been secured or owed by subsidiaries other than CPCo and Funding and therefore effectively senior to the notes, including the guarantees of the Funding notes, with respect to the assets securing the debt or the assets of the subsidiary obligor.
Paying Agents and Transfer Agents
      The trustee for a series of notes will be appointed as paying agent and transfer agent for the notes of that series. Payments on the notes of a series will be made in U.S. dollars at the office of the trustee and any paying agent for that series. At ConocoPhillips’ option, however, payments may be made by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the security register.
Other
      We will make all payments on the notes without withholding or deducting any taxes or other governmental charges imposed by a United States jurisdiction, unless we are required to do so by applicable law. A holder of the notes may, however, be subject to U.S. federal income taxes, and taxes may be withheld on certain payments on the notes, as described under the caption “Certain United States Federal Tax Considerations.” If we are required to withhold taxes, we will not pay any additional, or gross up, amounts with respect to the withholding or deduction.
      We may at any time purchase notes on the open market or otherwise at any price. We will surrender all notes that we redeem or purchase to the applicable trustee for cancellation. We may not reissue or resell any of these notes.
Book-Entry Delivery and Settlement
      We will issue the notes of each series in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.
      Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through DTC either directly if they are participants in DTC or indirectly through organizations that are participants in DTC. DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.
      We have provided the description of the operations and procedures of DTC in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by it from time to time. None of ConocoPhillips, CPCo, Funding, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.
      We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.
      The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.
      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.
      None of ConocoPhillips, CPCo, Funding nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.
      Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.
      Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Although DTC has agreed to the foregoing procedures to facilitate transfers of the notes among its participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.
Certificated Notes
      We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.
      Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

UNDERWRITING
      Citigroup Global Markets Inc., Greenwich Capital Markets, Inc., Banc of America Securities LLC and Barclays Capital Inc. are acting as joint book-running managers and are acting as representatives of the underwriters named below.
      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

	Principal Amount	Principal Amount	Principal Amount
Underwriter	of 2007 Notes	of 2009 Notes	of 2013 Notes

Citigroup Global Markets Inc.	$	$	$
Greenwich Capital Markets, Inc.
Banc of America Securities LLC
Barclays Capital Inc.
Lazard Capital Markets LLC
BNP Paribas Securities Corp.
Calyon Securities (USA)
Credit Suisse Securities (USA) LLC
DnB NOR Markets, Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
SG Americas Securities, LLC
Daiwa Securities America Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC
LaSalle Financial Services, Inc.
Merrill Lynch, Pierce, Fenner, & Smith Incorporated
ING Financial Markets LLC

Total	$1,000,000,000	$1,000,000,000	$1,000,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.
      The underwriters propose to offer some of the notes of each series directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and some of those notes to certain dealers at that public offering price less a concession not in excess of:

•	% of the principal amount in the case of the 2007 notes;

•	% of the principal amount in the case of the 2009 notes; and

•	% of the principal amount in the case of the 2013 notes.
      The underwriters may allow, and such dealers may reallow a concession to certain other dealers not in excess of:

•	% of the principal amount in the case of the 2007 notes;

•	% of the principal amount in the case of the 2009 notes; and

•	% of the principal amount in the case of the 2013 notes.

      After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Issuer

Per 2007 note	%
Per 2009 note	%
Per 2013 note	%
      In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.
      Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      After reimbursement of some of our expenses by the underwriters, we estimate that our total expenses for this offering will be $1.5 million.
      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, affiliates of the underwriters are lenders under our credit bridge agreements, which will be repaid with the net proceeds from the offering. Because more than 10% of the net proceeds is being paid to affiliates of the underwriters, this offering will comply with NASD Rule 2720(c)(3).
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
      Lazard Capital Markets LLC, or LCM, has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc., or Mitsubishi, pursuant to which Mitsubishi provides certain advisory and/or other services to LCM, including services in respect of this offering. In return for the provision of such services by Mitsubishi to LCM, LCM will pay to Mitsubishi a mutually agreed upon fee.
      Daiwa Securities America Inc., or Daiwa, has entered into an agreement with SMBC Securities, Inc., or SMBC, pursuant to which SMBC provides certain advisory and/or other services to Daiwa, including services in respect of this offering. In return for the provision of such services by SMBC to Daiwa, Daiwa will pay to SMBC a mutually agreed upon fee.

LEGAL MATTERS
      Wayne C. Byers, Esq., our Senior Counsel, and Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore LLP., New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters. Cravath, Swaine & Moore LLP represents us from time to time in connection with various matters.

PROSPECTUS

ConocoPhillips Senior Debt Securities guaranteed as described in this prospectus by ConocoPhillips Company	ConocoPhillips Australia Funding Company Senior Debt Securities guaranteed as described in this prospectus by ConocoPhillips and ConocoPhillips Company

      We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. ConocoPhillips common stock is traded on the New York Stock Exchange under the trading symbol “COP.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 6, 2006

ABOUT THIS PROSPECTUS
      This prospectus is part of a joint registration statement that we have filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”
ABOUT CONOCOPHILLIPS
      ConocoPhillips is an international, integrated energy company. ConocoPhillips has four core activities worldwide: petroleum exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. In addition, ConocoPhillips is investing in several emerging businesses: fuels technology, gas-to-liquids, power generation and emerging technologies. ConocoPhillips’ principal executive office is located at 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000.
ABOUT CONOCOPHILLIPS COMPANY
      ConocoPhillips Company is a direct wholly owned subsidiary of ConocoPhillips. Its principal executive offices are located at 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000. In this prospectus, we refer to ConocoPhillips Company as “CPCo.”
ABOUT CONOCOPHILLIPS AUSTRALIA FUNDING COMPANY
      ConocoPhillips Australia Funding Company is a Delaware corporation organized in March 2006. ConocoPhillips Australia Funding Company is a direct wholly owned special purpose finance subsidiary of ConocoPhillips Australia Gas Holdings Pty Ltd (itself an indirect wholly owned subsidiary of ConocoPhillips) that engages solely in financing activities to raise funds for the business operations of ConocoPhillips Australia Gas Holdings Pty Ltd and its subsidiaries. The principal executive office of ConocoPhillips Australia Funding Company is located at 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000. In this prospectus, we refer to ConocoPhillips Australia Funding Company as “Funding.”
WHERE YOU CAN FIND MORE INFORMATION
      ConocoPhillips files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information ConocoPhillips has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about ConocoPhillips at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. CPCo and Funding do not file separate reports, proxy statements or other information with the SEC under the Securities Exchange Act of 1934.
      This prospectus is part of a joint registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.
      The SEC allows us to “incorporate by reference” the information ConocoPhillips has filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that ConocoPhillips files with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings ConocoPhillips makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. The documents we incorporate by reference are:

•	ConocoPhillips’ Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC on February 27, 2006; and

•	ConocoPhillips’ Current Reports on Form 8-K as filed with the SEC on February 16, 2006, February 22, 2006, March 20, 2006 and March 31, 2006 (as amended by a Current Report on Form 8-K/A filed with the SEC on April 3, 2006).
      You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning ConocoPhillips at the following address:

ConocoPhillips
Shareholder Relations Department
P. O. Box 2197
Houston, Texas 77079-2197
Telephone: (281) 293-6800
      You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION
      This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words “expects,” “anticipates,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions.
      We have based the forward-looking statements relating to ConocoPhillips’ operations on its current expectations, estimates and projections about ConocoPhillips and the industries in which it operates in general. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, ConocoPhillips’ actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	fluctuations in crude oil, natural gas and natural gas liquids prices, refining and marketing margins and margins for ConocoPhillips’ chemicals business;

•	changes in the business, operations, results and prospects of ConocoPhillips;

•	the operation and financing of ConocoPhillips’ midstream and chemicals joint ventures;

•	potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;

•	unsuccessful exploratory drilling activities;

•	failure of new products and services to achieve market acceptance;

•	unexpected changes in costs or technical requirements for constructing, modifying or operating facilities for exploration and production projects, manufacturing or refining;

•	unexpected technological or commercial difficulties in manufacturing or refining ConocoPhillips’ refined products, including synthetic crude oil, and chemicals products;

•	lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips’ crude oil, natural gas, natural gas liquids, liquefied natural gas and refined products;

•	inability to timely obtain or maintain permits, including those necessary for construction of liquefied natural gas terminals or regasification facilities, comply with government regulations or make capital expenditures required to maintain compliance;

•	failure to complete definitive agreements and feasibility studies for, and to timely complete construction of, announced and future liquefied natural gas projects and related facilities;

•	potential disruption or interruption of ConocoPhillips’ operations due to accidents, extraordinary weather events, civil unrest, political events or terrorism;

•	international monetary conditions and exchange controls;

•	liability for remedial actions, including removal and reclamation obligations, under environmental regulations;

•	liability resulting from litigation;

•	general domestic and international economic and political conditions, including armed hostilities and governmental disputes over territorial boundaries;

•	changes in tax and other laws, regulations or royalty rules applicable to ConocoPhillips’ business; and

•	inability to obtain economical financing for exploration and development projects, construction or modification of facilities and general corporate purposes.
USE OF PROCEEDS
      Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used, first, for repayment or refinancing of debt, including a portion of the debt outstanding under the bridge credit agreements used to fund the acquisition by ConocoPhillips of Burlington Resources Inc. in March 2006 and, second, for general corporate purposes, including acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table presents the historical ratio of earnings to fixed charges of ConocoPhillips for each of the years in the five-year period ended December 31, 2005. The following table also presents the unaudited pro forma ratio of earnings to fixed charges of ConocoPhillips for the year ended December 31, 2005, giving effect to the acquisition of Burlington Resources using the purchase method of accounting, as if the acquisition had occurred on January 1, 2005. Please read the unaudited pro forma financial statements included in the amendment to ConocoPhillips’ Current Report on Form 8-K/ A as filed with the SEC on April 3, 2006.

	Year Ended December 31

	2005		2004		2003		2002		2001

Ratio of Earnings to Fixed Charges:
ConocoPhillips	20.8	x	12.4	x	7.0	x	2.9	x	5.3	x
ConocoPhillips Pro Forma	13.1	x
      For purposes of this table, “earnings” consist of income from continuing operations before income taxes, plus fixed charges (excluding capitalized interest and the portion of the preferred dividend requirement of a subsidiary not previously deducted from pretax income, but including amortization of amounts previously capitalized), less undistributed earnings of equity investees of ConocoPhillips. “Fixed charges” consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, and that portion of rental expense believed to represent interest.
DESCRIPTION OF THE DEBT SECURITIES
      The debt securities of ConocoPhillips covered by this prospectus will be ConocoPhillips’ general unsecured obligations. ConocoPhillips will issue debt securities fully and unconditionally guaranteed by CPCo on a senior unsecured basis under an indenture, dated as of October 9, 2002, among ConocoPhillips, as issuer, CPCo, as guarantor, and The Bank of New York Trust Company, N.A., as trustee. We refer to this indenture as the ConocoPhillips indenture. The debt securities of Funding covered by this prospectus will be Funding’s general unsecured obligations. Funding will issue debt securities fully and unconditionally guaranteed by ConocoPhillips and CPCo on a senior unsecured basis under an indenture to be entered into among Funding, as issuer, ConocoPhillips and CPCo, as guarantors, and U.S. Bank National Association, as trustee. We refer to this indenture as the Funding indenture. We refer to the ConocoPhillips indenture and the Funding indenture collectively as the indentures.
      We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the ConocoPhillips indenture and the form of Funding indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you.

      In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to ConocoPhillips mean ConocoPhillips only, all references to CPCo mean ConocoPhillips Company only and all references to Funding mean ConocoPhillips Australia Funding Company only.
General
      The debt securities of ConocoPhillips and Funding will constitute senior debt of the issuer and will rank equally with all of its unsecured and unsubordinated debt. Neither indenture limits the amount of debt securities that may be issued under that indenture, and neither limits the amount of other unsecured debt or securities that ConocoPhillips or Funding may issue. ConocoPhillips and Funding may issue debt securities under the applicable indenture from time to time in one or more series, each in an amount authorized prior to issuance. ConocoPhillips’ 4.75% Notes due 2012 and 5.90% Notes due 2032 are outstanding under the ConocoPhillips indenture, and no securities are outstanding under the Funding indenture.
      ConocoPhillips conducts substantially all its operations through subsidiaries, and those subsidiaries generate substantially all its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet its debt service obligations. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of ConocoPhillips to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under any debt securities it issues and under its guarantee of Funding’s debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of the subsidiaries of ConocoPhillips on their assets and earnings.
      Funding is a special purpose financing subsidiary formed solely as a financing vehicle for ConocoPhillips and its subsidiaries. The ability of Funding to pay its debt service obligations, including any payments required to be made under its debt securities, is dependent upon its receipt of payments from ConocoPhillips and its subsidiaries. If ConocoPhillips and its subsidiaries were not to make such payments for any reason, the holders of the debt securities issued by Funding would have to rely on the enforcement of ConocoPhillips’ and CPCo’s guarantees described below.
      Other than the restrictions on liens and sale/leaseback transactions described below under “— Restrictive Covenants,” neither indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event ConocoPhillips participates in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require ConocoPhillips or Funding to repurchase their securities in the event of a decline in ConocoPhillips’ credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.
      The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the issuer of the debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of ConocoPhillips, Funding or any other entity; and

•	any other terms of the debt securities not inconsistent with the applicable indenture.
      We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.
      If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.
Guarantees
      CPCo will fully and unconditionally guarantee on a senior unsecured basis the full and prompt payment of the principal of and any premium and interest on the debt securities issued by ConocoPhillips when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantee provides that in the event of a default in the payment of principal of or any premium or interest on a debt security issued by ConocoPhillips, the holder of that debt security may institute legal proceedings directly against CPCo to enforce the guarantees without first proceeding against ConocoPhillips. The guarantees will rank equally with all of CPCo’s other unsecured and unsubordinated debt from time to time outstanding.
      ConocoPhillips and CPCo will jointly and severally, fully and unconditionally guarantee on a senior unsecured basis the full and prompt payment of the principal of and any premium and interest on the debt securities issued by Funding when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantees provide that in the event of a default in the payment of principal of or any premium or interest on a debt security issued by Funding, the holder of that debt security may institute legal proceedings directly against either ConocoPhillips and CPCo to enforce the guarantees without first proceeding against Funding. The Funding indenture provides that ConocoPhillips and CPCo may under certain circumstances assume all rights and obligations of Funding under the indenture with respect to a series of debt securities issued by Funding. The guarantees will rank equally with all of ConocoPhillips’ and CPCo’s other unsecured and unsubordinated debt from time to time outstanding.

Restrictive Covenants
      ConocoPhillips has agreed to two principal restrictions on its activities for the benefit of holders of the debt securities. The restrictive covenants summarized below will apply to a series of debt securities (unless waived or amended) as long as any of those debt securities are outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description capitalized terms that we have defined below under “— Glossary.”

Limitation on Liens
      ConocoPhillips has agreed that it and its Principal Domestic Subsidiaries will issue, assume or guarantee Debt for borrowed money secured by a lien upon a Principal Property or shares of stock or Debt of any Principal Domestic Subsidiary only if the outstanding debt securities issued by ConocoPhillips and the outstanding guarantees of debt securities issued by Funding are secured equally and ratably with or prior to the Debt secured by that lien. If the debt securities and guarantees are so secured, ConocoPhillips has the option to secure any of its and its Subsidiaries’ other Debt or obligations equally and ratably with or prior to the Debt secured by the lien and, accordingly, equally and ratably with its debt securities and the guarantees. This covenant has exceptions that permit:

(a) liens existing on the date ConocoPhillips or Funding first issues a series of debt securities under the applicable indenture;

(b) liens on the property, assets, stock, equity or Debt of any entity existing at the time ConocoPhillips or a Subsidiary acquires that entity or its property or at the time the entity becomes a Subsidiary or a Principal Domestic Subsidiary;

(c) liens on assets either:

•	existing at the time of acquisition of the assets,

•	securing all or part of the cost of acquiring, constructing, improving, developing or expanding the assets, or

•	securing Debt incurred to finance all or part of the purchase price of the assets or the cost of constructing, improving, developing or expanding the assets that was incurred before, at the time of or within two years after the later of the acquisition, the completion of construction, improvement, development or expansion or the commencement of commercial operation of the assets;

(d) liens on specific assets to secure Debt incurred to provide funds for the cost of exploration, drilling or development of those assets;

(e) intercompany liens;

(f) liens securing industrial development, pollution control or other revenue bonds of a domestic government entity;

(g) liens on personal property, other than shares of stock or debt of any Principal Domestic Subsidiary, securing loans maturing in less than one year;

(h) liens on a Principal Property arising in connection with the sale of accounts receivable resulting from the sale of oil or gas at the wellhead;

(i) statutory or other liens arising in the ordinary course of business and relating to amounts that are not yet delinquent or are being contested in good faith; and

(j) any extensions, substitutions, replacements or renewals of the above-described liens or any Debt secured by these liens if both:

•	the new lien is limited to the property (plus any improvements) secured by the original lien, and

•	the amount of Debt secured by the new lien and not otherwise permitted does not materially exceed the amount of Debt refinanced plus any premium or fee payable in connection with any such extension, substitution, replacement or renewal.
      In addition, without securing the debt securities or the guarantees as described above, ConocoPhillips and its Principal Domestic Subsidiaries may issue, assume or guarantee Debt that this covenant would otherwise restrict in a total principal amount that, when added to all other outstanding Debt of ConocoPhillips and its Principal Domestic Subsidiaries that this covenant would otherwise restrict and the total amount of Attributable Debt outstanding for Sale/ Leaseback Transactions, does not exceed a “basket” equal to 10% of Consolidated Adjusted Net Assets. When calculating this total principal amount, we exclude from the calculation Attributable Debt from Sale/ Leaseback Transactions in connection with which ConocoPhillips or a Subsidiary has purchased property or retired or defeased Debt as described in clause (b) below under “Limitation on Sale/ Leaseback Transactions.”
      The following types of transactions do not create “Debt” secured by “liens” within the meaning of this covenant:

(a) the sale or other transfer of either:

•	oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchaser will realize from those minerals a specified amount of money or a specified amount of those minerals, or

•	any other interest in property commonly referred to as a “production payment”; and

(b) the mortgage or pledge of any property of ConocoPhillips or a Subsidiary in favor of the United States, any state of the United States or any department, agency or instrumentality of either, to secure payments under any contract or statute.

Limitation on Sale/ Leaseback Transactions
      ConocoPhillips has agreed that it and any of its Principal Domestic Subsidiaries will enter into a Sale/ Leaseback Transaction only if at least one of the following applies:

(a) ConocoPhillips or that Principal Domestic Subsidiary could incur Debt in a principal amount equal to the Attributable Debt for that Sale/ Leaseback Transaction and, without violating the “Limitation on Liens” covenant, could secure that Debt by a lien on the property to be leased without equally and ratably securing the debt securities and the guarantees.

(b) Within the period beginning one year before the closing of the Sale/ Leaseback Transaction and ending one year after the closing, ConocoPhillips or any Subsidiary applies the net proceeds of the Sale/ Leaseback Transaction either:

•	to the voluntary defeasance or retirement of any debt securities issued under an indenture or any Funded Debt, or

•	to the acquisition, exploration, drilling, development, construction, improvement or expansion of one or more Principal Properties.

Any net proceeds that are not applied for the purposes described in (b) will be subject to the limitation described in (a). For purposes of these calculations, the net proceeds of the Sale/ Leaseback Transaction means the net proceeds of the sale or transfer of the property leased in the Sale/ Leaseback Transaction (or, if greater, the fair value of that property at the time of the Sale/ Leaseback Transaction as determined by ConocoPhillips’ board of directors).

Glossary
      “Attributable Debt” means the present value of the rental payments during the remaining term of the lease included in the Sale/ Leaseback Transaction. To determine that present value, we use a discount rate equal to the lease rate of the Sale/ Leaseback Transaction. For these purposes, rental payments do not include any amounts required to be paid for taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights. In the case of any lease that the lessee may terminate by paying a penalty, if the net amount (including payment of the penalty) would be reduced if the lessee terminated the lease on the first date that it could be terminated, then this lower net amount will be used.
      “Consolidated Adjusted Net Assets” means the total amount of assets of ConocoPhillips and its consolidated subsidiaries less:

•	all current liabilities (excluding liabilities that are extendable or renewable at ConocoPhillips’ option to a date more than 12 months after the date of calculation and excluding current maturities of long-term debt); and

•	total prepaid expenses and deferred charges.
ConocoPhillips will calculate its Consolidated Adjusted Net Assets based on its most recent quarterly balance sheet.
      “Debt” means all notes, bonds, debentures or similar evidences of debt for money borrowed.
      “Funded Debt” means all Debt that matures on or is renewable to a date more than one year after the date the Debt is incurred.
      “Principal Domestic Subsidiary” means CPCo and any Subsidiary (1) that has substantially all its assets in the United States, (2) that owns a Principal Property and (3) in which ConocoPhillips’ capital investment, together with any intercompany loans to that Subsidiary and any debt of that Subsidiary guaranteed by ConocoPhillips or any other Subsidiary, exceeds $100 million.
      “Principal Property” means any oil or gas producing property located onshore or offshore of the United States or any refinery or manufacturing plant located in the United States. This term excludes any property, refinery or plant that in the opinion of ConocoPhillips’ board of directors is not materially important to the total business conducted by ConocoPhillips and its consolidated subsidiaries. This term also excludes any transportation or marketing facilities or assets.
      “Sale/ Leaseback Transaction” means any arrangement with anyone under which ConocoPhillips or a Subsidiary leases any Principal Property that ConocoPhillips or that Subsidiary has sold or transferred or will sell or transfer to that person. This term excludes the following:

•	temporary leases for a term of not more than three years;

•	intercompany leases;

•	leases of a Principal Property executed by the time of or within 12 months after the latest of the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property; and

•	arrangements under any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.
      “Subsidiary” means an entity at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by ConocoPhillips or by one or more other Subsidiaries, or by ConocoPhillips and one or more other Subsidiaries.
Consolidation, Merger and Sale of Assets

ConocoPhillips
      The indentures generally permit a consolidation or merger involving ConocoPhillips or CPCo. They also permit ConocoPhillips or CPCo, as applicable, to lease, transfer or dispose of all or substantially all of its assets. Each of ConocoPhillips and CPCo has agreed, however, that it will not consolidate with or merge into any entity (other than ConocoPhillips or CPCo, as applicable) or lease, transfer or dispose of all or substantially all of its assets to any entity (other than ConocoPhillips or CPCo, as applicable) unless:

•	it is the continuing corporation; or

•	if it is not the continuing corporation, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures and, in the case of ConocoPhillips, the due and punctual payments on the debt securities issued by ConocoPhillips and the performance of the related guarantee of debt securities issued by Funding or, in the case of CPCo, the performance of the related guarantees of the debt securities; and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.
      Upon any such consolidation, merger or asset lease, transfer or disposition involving ConocoPhillips or CPCo, the resulting entity or transferee will be substituted for ConocoPhillips or CPCo, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or disposition other than a lease, ConocoPhillips or CPCo, as applicable, will be released from the applicable indenture.

Funding
      Funding may assign all its rights and obligations under the Funding indenture and its debt securities to:

•	another entity with which Funding is consolidated or merged or which acquires by conveyance or transfer any of Funding’s properties or assets;

•	ConocoPhillips or CPCo; or

•	another subsidiary of ConocoPhillips or CPCo.
      In connection with any assignment other than to ConocoPhillips or CPCo, ConocoPhillips and CPCo will continue to guarantee the debt securities as described above. If Funding assigns all of its rights and obligations under the Funding indenture and its debt securities to ConocoPhillips or CPCo, ConocoPhillips’ and CPCo’s covenants regarding consolidations, mergers and sales of assets, ConocoPhillips’ covenants described above under “— Restrictive Covenants” and any other covenants for the benefit of any series of debt securities issued under the Funding indenture will remain in effect.
Events of Default
      Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest on that series of debt securities for 30 days when due;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to redeem or purchase debt securities of that series for 30 days when required;

•	failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of ConocoPhillips, CPCo and, with respect to the Funding indenture, Funding;

•	with respect to the Funding indenture, any guarantee of any guarantor ceases to be in full force and effect (other than in accordance with the terms of the Funding indenture and such guarantee) or is declared null and void and unenforceable or found to be invalid in a judicial proceeding or any guarantor denies its liability under its guarantee (other than by reason of the release of a guarantor from its guarantee in accordance with the terms of the Funding indenture and such guarantee); and

•	any other event of default provided for that series of debt securities.
      A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.
      If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.
      A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.
      This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.
      In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and

•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.
      The ConocoPhillips indenture requires ConocoPhillips and CPCo, and the Funding indenture requires ConocoPhillips, CPCo and Funding, to file each year with the trustee a written statement as to their compliance with the covenants contained in the applicable indenture.

Modification and Waiver
      Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	with respect to the Funding indenture, change the obligations of ConocoPhillips and CPCo under the guarantees in any manner materially adverse to the holders of any debt security issued under that indenture.
      Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the obligations under the indenture of ConocoPhillips, CPCo or, with respect to the Funding indenture, Funding by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities or the related guarantees;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights ConocoPhillips, CPCo or, with respect to the Funding indenture, Funding has under the indenture;

•	to add events of default with respect to any debt securities; and

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

      The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.
Defeasance
      When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	ConocoPhillips, CPCo and, with respect to the Funding indenture, Funding will be discharged from its or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•	ConocoPhillips and CPCo will no longer have any obligation to comply with the restrictive covenants, the merger covenants and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).
      If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of ConocoPhillips or Funding, as applicable, to pay principal, premium and interest on the debt securities and, if applicable, ConocoPhillips’ and CPCo’s guarantees of the payments will also survive.
      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.
Governing Law
      New York law will govern the indentures and the debt securities.
Trustee
      The Bank of New York is the trustee under the ConocoPhillips indenture. The Bank of New York serves as trustee or custodian relating to a number of series of debt, trust preferred securities and other long-term repayment obligations of ConocoPhillips and its subsidiaries as of December 31, 2005. The Bank of New York and its affiliates perform certain commercial banking services for us for which they receive customary fees and are lenders under various outstanding credit facilities of subsidiaries of ConocoPhillips.
      U.S. Bank will be the trustee under the Funding indenture. U.S. Bank serves as trustee or custodian relating to a number of series of debt and other long-term repayment obligations of ConocoPhillips and its subsidiaries as of December 31, 2005. U.S. Bank and its affiliates perform certain commercial banking services for us for which they receive customary fees and are lenders under various outstanding credit facilities of subsidiaries of ConocoPhillips.
      If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

      Each indenture contains limitations on the right of the trustee, if it becomes a creditor of ConocoPhillips, CPCo or, if applicable, Funding, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with ConocoPhillips, CPCo and, if applicable, Funding. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.
Form, Exchange, Registration and Transfer
      The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.
      Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.
      The trustee has been appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.
      In the case of any redemption, we will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.
Payment and Paying Agents
      Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.
      Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.
      If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.
Book-Entry Debt Securities
      The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

PLAN OF DISTRIBUTION
      We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.
Sale Through Underwriters or Dealers
      If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.
      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
Direct Sales and Sales Through Agents
      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.
Delayed Delivery Contracts
      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information
      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.
LEGAL MATTERS
      The validity of the debt securities of ConocoPhillips and Funding and the validity of the related guarantees by ConocoPhillips and CPCo and other matters in connection with any offering of the securities will be passed upon for us by Wayne C. Byers, ConocoPhillips’ Senior Counsel, or another of ConocoPhillips’ lawyers, and Baker Botts L.L.P., Houston, Texas, our outside counsel. Any underwriters will be advised about legal matters relating to any offering by Cravath, Swaine & Moore LLP, New York, New York, or such other counsel as may be identified in the applicable prospectus supplement.
EXPERTS
      The consolidated financial statements of ConocoPhillips appearing in ConocoPhillips’ Annual Report (Form 10-K) for the year ended December 31, 2005 (including the condensed consolidating financial information and financial statement schedule appearing therein), and ConocoPhillips management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements, condensed consolidating financial information, financial statement schedule, and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The balance sheet of ConocoPhillips Australia Funding Company at March 31, 2006, appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Burlington Resources Inc., incorporated herein by reference to ConocoPhillips’ Current Report on Form 8-K/A dated March 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ConocoPhillips Australia Funding Company
The Board of Directors and Stockholder
      We have audited the accompanying balance sheet of ConocoPhillips Australia Funding Company (the “Company”) as of March 31, 2006. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of ConocoPhillips Australia Funding Company at March 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
April 5, 2006

BALANCE SHEET ConocoPhillips Australia Funding Company

At March 31,
2006

ASSETS
Cash	$1,000

Total Assets	$1,000

STOCKHOLDER’S EQUITY
Common stock (1,000 shares authorized at $1.00 par value)
Issued (1,000 shares)
Par value	$1,000

Total Stockholder’s Equity	$1,000

See Note to Balance Sheet.

NOTE TO BALANCE SHEET                                               ConocoPhillips Australia Funding Company
Basis of Presentation
      ConocoPhillips Australia Funding Company was incorporated in the state of Delaware on March 28, 2006. ConocoPhillips Australia Funding Company has one stockholder, ConocoPhillips Australia Gas Holdings Pty Ltd, which holds all 1,000 shares of the company’s outstanding common stock, par value $1.00. ConocoPhillips Australia Gas Holdings Pty Ltd contributed $1,000 for its 100 percent ownership interest on March 28, 2006.
      Other than its formation, ConocoPhillips Australia Funding Company has not conducted any activities. The company is a direct, wholly owned special purpose finance subsidiary of ConocoPhillips Australia Gas Holdings Pty Ltd (itself an indirect wholly owned subsidiary of ConocoPhillips), organized to engage in financing activities to raise funds for the business operations of ConocoPhillips Australia Gas Holdings Pty Ltd and its subsidiaries.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the balance sheet.